VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 23, 2015

VIA EDGAR

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Senior Income Fund

(SEC File Nos. 333-192499, 811-10223)

Mr. Zapata:

This letter responds to a comment provided to Kristen Freeman on June 22, 2015 regarding the Tandy Representation letter contained in Voya Senior Income Fund’s response to the SEC comments as filed with the SEC on June 17, 2015.

Comment:                                     The Staff believes that the Tandy representation letter included in the response letter is not sufficient. The Staff believes that the Registrant should state that (1) the Staff’s comments or changes to disclosure in response to Staff comments does not preclude the Commission from taking any action with respect to the filing; (2) the Staff’s comments or changes to disclosure in response to Staff comments does not relieve the Registrant of its responsibility for the adequacy and accuracy of the disclosure; and (3) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission. The Staff requests that the Registrant make these representations only.

Response:                                        The Registrant believes that its representations made in response to the Staff’s request for the “Tandy” Letter representations are sufficient. The Registrant notes that the original purpose of the Tandy Letter representations was to protect the Staff’s investigative position in circumstances where there was a pending investigation into potential securities laws violations by a registrant.(1) The representations provided by the Registrant meet the SEC’s goal of needing the representation only when an investigation is pending, while also protecting the Registrant from giving away the fact of a non-public investigation if such an investigation were to be ongoing. Additionally, the Registrant notes that several other prominent registrants have also used similar Tandy Letter representations.

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1.              Comment Letter of American Bar Association, Section of Business Law (Sept. 28, 2004) available at https://www.sec.gov/news/press/s72804/sblaba092804.pdf.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

Cc:	Huey P. Falgout, Jr.
Voya Investments, LLC

Elizabeth J. Reza, Esq.
Rope& Gray LLP